Filed by Uranium Resources, Inc.
(SEC file no. 0-17171)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

On May 10, 2012, Uranium Resources, Inc. (“URI”) posted the below transcript, relating to its March 2, 2012 conference call regarding its proposed acquisition of Neutron Energy, Inc. (“Neutron”), to its website.

In connection with the proposed merger, URI will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission (the “SEC”).  Stockholders are urged to read the registration statement and joint proxy statement/prospectus when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  The registration statement and joint proxy statement/prospectus, once available, as well as other filings containing information about URI and Neutron, can be obtained without charge at the SEC’s website (http://www.sec.gov) or by directing a request to URI:  Deborah K. Pawlowski, 716.843.3908, dpawlowski@keiadvisors.com.

URI and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of URI in connection with the proposed transaction.  Information about the directors and executive officers of URI is set forth in the proxy statement for URI’s 2012 annual meeting of shareholders, as filed with the SEC on April 30, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  Investors may obtain free copies of these documents as described above.

Uranium Resources, Inc. Neutron Energy, Inc. Acquisition Call March 2, 2012

Operator:  Greetings, and welcome to the Uranium Resources Neutron Acquisition Call.  At this time, all participants are in a listen-only mode.  A brief question and answer session will follow the formal presentation.  If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad.  As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Ms. Deborah Pawlowski, Investor Relations for Uranium Resources.  Thank you.  Ms. Pawlowski, you may begin.

Deborah Pawlowski:  Thank you, Luis, and good morning, everyone.  We certainly appreciate your time today and your interest in Uranium Resources.  I’m sure you’ve seen the news release that we put out late last night regarding our signing of the definitive agreement to acquire Neutron Energy, Inc., as well as the financing agreement with RCF.  Don Ewigleben, President and CEO of Uranium Resources, who is with me this morning, will discuss the acquisition and financing.  We also have Tom Ehrlich, Chief Financial Officer, and Mat Lueras, Vice President of Business Development, on the line with us, as well.

As you are aware, we may make some forward-looking statements during the formal presentation and the Q&A session of this teleconference.  These statements apply to future events which are subject to risks and uncertainties, as well as other factors, that could cause the actual results to differ materially from where we are today.  These factors are outlined in the news release, as well as in documents filed by the Company with the Securities and Exchange Commission.  You can find those on our website, where we regularly post information about the Company, as well as on the SEC’s website at sec.gov.  Please review our forward-looking statements in conjunction with these precautionary factors.

With that, let me turn the call over to Don to begin the discussion.  Don?

Donald Ewigleben:  Thanks, Debbie.  First, I’d like to thank everyone for joining us today.  As you know, last night we announced the signing of a definitive agreement to acquire Neutron Energy, Inc. and a funding agreement with Resource Capital Fund.  Before we open it up for a Q&A, I’d like to provide a brief overview of the transaction and why we believe it makes strategic sense.  I also want to discuss the funding component that was completed.  Let me start with the transaction.

URI is going to acquire at closing 100% of the equity in Neutron on a debt-free basis, and I’ll go into a bit more detail of the funding in just a moment.  A total of 37 million URI common shares will be issued for the merger, resulting in a total consideration of about $38 million, based on URI’s closing stock price at the end of last week, February 24th, which was $1.03.  In addition, RCF will invest $10 million in URI in exchange for 10.3 million URI common shares within the next 10 days.  The 37 million shares of URI common stock to be issued will be distributed along these lines:  24.6 million URI shares will go to RCF, 8.4 million URI shares will go to RMB—and if you’re not familiar with RMB, that’s Rand Merchant Bank Australia Holdings, the entity that we’re talking with—3.8 million URI shares to be distributed to current shareholders of Neutron, and 0.2 million URI shares to be used to satisfy some obligations that Neutron had that we will be picking up.  The Boards of Directors of both URI and Neutron unanimously approved the transaction, but it is subject to shareholder approval.  We will be holding a Special Shareholder Meeting in the not so distant future and we expect the transaction to close in the third quarter of 2012.

I’d like to give you a little background on Neutron and just exactly what we’re acquiring.  Neutron’s a private uranium exploration and development company, with significant assets located in the Grants Mineral Belt of New Mexico, where, of course, we also have holdings.  They have a position in South Dakota and Wyoming, as well.  In total, Neutron owns interests in more than 63,000 net acres of leased or staked properties in these three states, with nearly 24,000 acres in New Mexico, where, of course, we already have a measurable land position.  Their focus has been on the exploration of the Cibola project, which consists of Cebolleta and the Juan Tafoya properties.  Combined, they cover an area of approximately 10,800 acres, located west northwest of the city of Albuquerque, New Mexico, and just east of Mt. Taylor.  They’re located on private land and are planned to be mined conventionally.  The Cebolleta property contains 11.2 million tons of mineralized material at weighted average grade of about 0.14% U308, while the Juan Tafoya property contains about 4.2 million tons of mineralized material at a weighted average grade around 0.15% U308.  Neutron also holds a suite of properties west of Mt. Taylor in what is known as the Ambrosia Lake region.  That holds
3.2 million tons of mineralized material at a grade of 0.15%.  Be aware that this is in the same locale as our Roco Honda properties.

With this acquisition, we gain a previously permitted mill site that was once constructed back in the 1980’s, but never operated.  It has since been torn down, as most of these mills were around that time period, when the company that had been providing project funding at that time decided to stop its nuclear projects.  Most of the material at the Ambrosia Lake project is planned to be mined using conventional techniques, while there may be small isolated pockets which may be amenable to in situ recovery (ISR).  We will determine the plans for the Wyoming and South Dakota properties some time in the future, as our focus will be on advancing the New Mexico projects.  The South Dakota property will require a future lease payment position upon production by the company that has that property.

With that background, we believe there’s a great significance in consolidating uranium assets in New Mexico, which is after all one of our most important strategic objectives, and part of this is to create economies of scale for production.  The costs necessary to build mills for conventional mining must have, as part of the consideration, an economy of scale.  We also believe this acquisition represents multiple strategic benefits for growth and the consolidation strategy that I just mentioned.

What about the benefits?  Well, let me just touch on a couple of them as we go through this.

This is the first major consolidation deal in New Mexico in quite a while and it will clearly increase our interests in this uranium-prolific state.  With the combined assets, URI will be positioned as one of the largest U.S. uranium development companies, with the upside exploration potential of more than 200,000 acres in the uranium-rich Grants Belt district, both east and west of Mt. Taylor.

We believe we can leverage several synergies between the two companies.  For example, we think there are resource development synergies on our neighboring properties in the Ambrosia Lake region near Roco Honda, and our combined conventional assets provide greater justification for advancing a conventional mining strategy in New Mexico towards the construction of a mill site.

As I had mentioned, there is also the benefit of adding a previously permitted mill site to our portfolio with this acquisition on the east side of Mt. Taylor.  Because of the merger, we’ve been able to build up our bench and have added some highly qualified mining and permitting professionals to the URI team.  We expect to also leverage Neutron’s positive relationships with stakeholders in the region to advance our combined efforts.  Let me emphasize this one point for just a moment.  Because the uranium industry has struggled over the past several decades and is now on a rebirth, we’re having trouble finding good strong talent in this industry, people with experience and the kind of expertise necessary.  With this transaction, we will increase our bench strength to a great degree.

Also, we think this transaction puts us in a great position to complete further consolidation in the New Mexico district.

I’d be remiss in pointing out, as well, that the transaction brings sophisticated mining investors to our shareholder base, in the case of RCF and RMB.  With their support, we believe we can continue to advance our key development assets.  RCF not only participated in removing most of Neutron’s debt, but also will be providing capital to progress the near-term development budgets of both URI and Neutron properties, and I want to stress that.  It is our belief that we can move forward on the Neutron properties without losing focus on the development and construction of our ISR property at Churchrock and Crownpoint.  We think their involvement with URI is a testament to the value of uranium mining potential in New Mexico, and we’re pleased that they’re going to be a part of our shareholder base.

What about the funding?  Let me cover some of the details regarding the funding of the transaction.

As a background, Neutron has approximately $28 million in loans outstanding to RMB Australia Holdings Limited.  As part of the agreement, RCF will provide us with $20 million, which will be used to partially repay the existing RMB loan in cash.  The remainder of Neutron debt owed to RMB will be converted into URI common stock, resulting in URI acquiring Neutron on a debt-free basis.  RCF will also provide up to $10 million to URI to advance the development of projects held by URI and Neutron through the purchase of 10.3 million shares at $0.97, which was the trailing 40-day volume weighted average trading price of URI shares as of last Friday.  We expect to have those funds within 10 business days.

At closing of the merger, which, as I mentioned earlier, we expect to occur in no later than 180 days, URI will have an option to receive an additional $5 million from RCF.  The share price will be based off the lower of the URI share price, as defined on the first tranche or the volume weighted average trading price of URI common stock on the NASDAQ Exchange, of the previous 20 days prior to closing of the merger, so we have an option to take that at a given price.  Under the terms of the transaction agreements with Neutron, RMB and RCF, upon completion of the acquisition and RCF’s initial 10 million private placement, URI will have 143.1 million shares outstanding.

As you might imagine, we think this is a great step forward in our New Mexico strategy.

I should also mention that yesterday afternoon we received the feasibility study report from the mining engineering firm that was certifying the Section 8 Churchrock/Crownpoint feasibility study.  We plan to have this reviewed for discussion next week, when we hold our quarterly conference call.  As you might imagine, we’ve not yet had time for executive, management and the Board to review it, but plan to handle our review as quickly as possible, so we can report on those findings for everyone on this call, all of our shareholders and interested analysts.  Unfortunately, it took much longer than had been promised by the firm we retained, as the demand in the mining industry for studies is quite high right now.  Nonetheless, we think they’ve done a fine job, and while we wanted to have it out a bit sooner, the timing works very well for us right now to have that feasibility report made public at the same time that we’re announcing this transaction.  Our focus will stay towards a move to production at Churchrock/Crownpoint for ISR production, while continuing to move forward on the development of Cebolleta, Juan Tafoya, our conventional properties in the Roco Honda and Ambrosia Lake district that NEI have.

So, with that overview, we’d like to open it up for some questions now.

Operator:  We’ll now be conducting a question and answer session.  If you would like to ask a question, please press star, one on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press star, two if you would like to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star key.  One moment while we poll for questions.

Our first question comes from David Snow of Energy Equities, Inc.  Please proceed with your question.

David Snow:  Good morning.  I’m trying to remember what the historic resources of Neutron are.  I believe, if I’ve got it right, in the Juan Tafoya, it’s 15.8 million pounds, and they have part of Marquez Canyon. I’m wondering if that’s part of what Strathmore has 9.3 million pounds in, and how much of that they might own, if that’s the case.  Then, what would be the historic resources, if any, for the Cebolleta?

Donald Ewigleben:  David, let me give you the specifics there so you’ll have them.  In the Cebolleta uranium project, there are 4.5 million tons, at a 0.09% U308.  There are also 6.68 million tons at 0.18% U308.

David Snow:  What does that give in pounds?

Deborah Pawlowski:   Because these have not been confirmed by a third party under a feasibility study, not filed with the SEC, we can’t talk to pounds.

David Snow:  Is it 0.09 percent or pounds per ton?

Donald Ewigleben:  That is percent U308.

David Snow:  Oh, okay, all right.

Donald Ewigleben:  We’d be happy to give you a spreadsheet on this.  The historical portion is not 43-101 compliant.  There is an historic area at Cebolleta, and you asked whether or not that was in the neighborhood of Strathmore’s property.  Yes, it is.  There are also historical references in the Ambrosia Lake project west Mt. Taylor, but there is no historical in the Juan Tafoya.

David Snow:  Oh, really?  I had picked up in a business synopsis that Juan had 15.8 million pounds.  I don’t know where they got that from.  That’s not right?

Donald Ewigleben:  I don’t have that number in front of me, so I won’t confirm or deny it.  It may be a number presented by Neutron in prior public.  I do know that, at this stage of the game, there is no 43-101 compliant number for that, so I don’t want to speak to something I don’t have.

David Snow:  Do they also have Bokum deposit?

Donald Ewigleben:  That would be encapsulated in this Cibola project.  The way that they looked at this was Cebolleta and Juan Tafoya were going to be managed as one Cibola project and then Ambrosia Lake, which is on the west side of Mt. Taylor, would be managed as a separate project.  We will continue to look at it in the same way.  In fact, as I mentioned, we’re very enthused about picking up the talented team that is on those projects as part of this merger and we’re hopeful that we can maintain every single person that’s working on these projects.  This is one of the most defined sets of project data that we’ve encountered, as we looked at all of the assets available in our consolidation strategy.

David Snow:  Okay.  Thank you.

Operator:  Our next question comes from the line of Peter Homans of Oppenheimer.  Please proceed with your question.

Peter Homans:  Hello, how are you?

Donald Ewigleben:  Fine.  Good morning, Peter.

Peter Homans:  I was curious.  You mentioned, in passing, the fact that Neutron had a previously permitted production/mill site, which had been subsequently torn down, but didn’t say much about it after that.  Since it was previously permitted, is that sort of like what you came across a year or so ago, I think, in New Mexico?  Does that allow you to not have to go through an entire permitting process, but some sort of subset of that; and would you be thinking of using that location as a site for a mill for you and other uranium miners in the area?

Donald Ewigleben:  Peter, it’s a very good question.  What we seek with this acquisition is optionality.  That former Bokum mill site, even though it was never operated, was fully permitted at the time.

Peter Homans:  How do you spell Bokum?

Donald Ewigleben:  B-O-K-U-M.

Peter Homans:  Okay.  Sorry.

Donald Ewigleben:  The unfortunate thing is, yes, you would still have to permit it, because, you typically would create a design.  What’s good about it is the locale is still perfectly suited for a mill.  Number one is there’s an area that we discovered as part of the due diligence for appropriate tailings impoundment.  There’s water in the area.  There’s infrastructure.  There are road ways.  It was a perfect location for a mill back in 1980.  It was torn down closer to 2000.  I wish that it wasn’t, but it was, and we certainly understand why it was.  But, it’s a perfect location.

Now, your question as to whether or not it was similar to the Rio Algom on the west side of Mt. Taylor, a similar setting in that they both were permitted… it is certainly easier to permit a new mill in a location where it was once permitted, but in the case of the Rio Algom site, it’s still being held by another company and they’re in the midst of restoration of that mill.

Peter Homans:  Is the permitting at the federal level, the Nuclear Regulatory Commission, or is it a New Mexico governmental regulatory process?

Donald Ewigleben:   With regard to the NRC portion, it would be NRC.  This is not an agreement state with regard to permitting on, say, water quality, etc.  The Clean Water Act is managed by New Mexico’s Environmental Division, NMED, and it would have the authority.  What we know about present sites like these is you already have the environmental base line and it once was permitted, so you are now talking about updating old permit files instead of starting from scratch.  Moreover, Neutron has done a great deal of work in this area on this old Bokum site, because it, of course, had been their preferred alternative as part of the work that they would eventually have in a feasibility study to describe to the regulator where they would have it.  So, all of that engineering, the environmental work, etc., is something that we benefit by, and they’re in the permit queue right now.  They’re certainly one of the top companies in terms of having a position, from a permitting perspective, and in comparison, we have that for our ISR properties, but not for our conventional.

Peter Homans:  Okay.  Can I ask one-and-a-half additional questions?

Donald Ewigleben:  Of course.

Peter Homans:  It’s sort of more or less what David asked about the different grades, which I understand are not compliant with 43-101.  Do the lower grades of some of the pounds cause you to adjust downwards from the millions of pounds that you report or, if you had them proven and they were that percentage grade, would it equal what looked to me like 15 point something or other million pounds in total?

Donald Ewigleben:  You kind of look at it from the standpoint of how much mineralized material will URI have in New Mexico post this acquisition.

Peter Homans:  Yes, basically, that’s more or less what I was asking.

Donald Ewigleben:  URI, as you know, has 183,000 acres of uranium, with 101.4 million pounds in-place mineralized uranium to date.  This acquisition will add at Cebolleta 6.68 million tons of mineralized material at a grade of 0.176%. Also on that Cebolleta property - because, remember, it’s being looked at as a Cibola project, so it has two different characteristics - there’s an additional 4.5 million tons of mineralized material at a grade of 0.09%.

Peter Homans:  Zero point zero nine?

Donald Ewigleben:  Correct.

Peter Homans:  Okay.

Donald Ewigleben:  Similarly, on the Juan Tafoya, it’s broken down into two categories, 3.81 million tons of mineralized material …

Peter Homans:  Million pounds or tons?

Deborah Pawlowski:  This is all in tons and grade, Peter.

Peter Homans:  Oh, okay, fine.  That’s fine.

Deborah Pawlowski:  Let me just send you the schedule.  I think that’ll be easier.

Peter Homans:  Okay, that’s fine.

Deborah Pawlowski:  Just to summarize, it comes to about 18.6 million tons at an average grade of 0.145, which relates to our tons of 32.7 million at a weighted average grade of 0.15%.

Peter Homans:  Fine.  Okay, yes, you can send me a schedule.  The other question is not necessarily related to the acquisition, but, as a company and given the activity in the markets in China and utilities, etc., do you have any view in terms of the supply/demand for uranium, given that the Russian deal ends next year?  Does it end at the beginning, middle or end of 2013?

Donald Ewigleben:  It goes away at the end of 2013, but, as you might guess, what happens between now and then is that the utility buyers and others are concerned about what the prices will do and that actually starts affecting price ranges in 2013.  We still are very, very strong on the belief that the demand will outpace the production.

If you look at some of the reports that have been prepared in recent times, there was a very good description by our joint venture partner company, when Cameco was discussing the idea that every time we have a cycle where the prices rise, there is a discussion about new development and it drives down the assumption about whether demand will be higher than production.  Now, we’ve had a lull as a result of Fukushima and other forces on the marketplace that have kept prices artificially low, and many of these development properties that people thought were going to come forward are not coming to fruition, but we still firmly believe that the gap between demand and supply will be witnessed in 2013 as a significant price rise.  I’m not going to speculate on a specific number, but you can certainly look at this transaction as saying we believe in the future of this district and the ability to be able to produce uranium pounds from conventional resources, knowing that we already have the bulk of the ISR and the easiest to get in and the easiest to get out, in terms of production pounds.  We have to prepare a pipeline that says we’ll also have a strong conventional process.

That’s one of the things that is intriguing about the projects that we will be acquiring here, the great effort and work that was done by the Neutron team.  We won’t have to spend the kind of capital and time necessary to prove up resources that have yet been untested, because they’ve been doing that with regard to theirs, and we’ll be able to learn from their activities on our own properties.

Peter Homans:  Right, and of the same poundage, are there five, 10, two or 20 other potential acquisition candidates in New Mexico?

Donald Ewigleben:  There are about half a dozen, maybe a few more, junior mining development companies in the uranium district.  Several are public.  This was one of the private ones in this particular setting.  Our company and their company had been in conversation for some time, because of, basically, what occurred last year at Fukushima, they were in a period where they really couldn’t go out and do an IPO, etc.  These two companies have synergies, but most importantly, these two companies have synergies with other companies.

Peter Homans:  Right.

Donald Ewigleben:  Your point is well taken, but we’re generally talking about a half dozen plus small junior mining companies and we know that there won’t be the ability to find the capital to build half a dozen mills.

Peter Homans:  Exactly, right.

Donald Ewigleben: We’re looking at this as you acquire a potential mill site, but most importantly, you acquire good assets and good people.

Peter Homans:  And the relationships that they have.

Donald Ewigleben:  Absolutely.

Peter Homans:   Sorry to have asked four and three-quarter questions.

Donald Ewigleben:  That’s fine.  Thank you.

Operator:  Again, if you would like to ask a question, it is star, one on your telephone keypad.  Star, one, if you would like to ask a question.

Our next question comes from Anthony Young of Dahlman Rose.  Please proceed with your question.

Anthony Young:  Thanks for taking my question.  First, just on the Section 8 project, when do you guys expect to start construction of that?

Donald Ewigleben:  We’re still looking at the concept of construction in the late third quarter or early fourth quarter of this year.

Anthony Young:  You touched upon this briefly in the last questions, but, looking at the acquisition you’ve made and looking at where you guys were previously, you had a strong bent towards ISR with some conventional stuff possibly later down the road.  With this acquisition last night, are you guys thinking now of being more aggressive on the conventional side of things and possibly pushing some of these projects up sooner?

Donald Ewigleben:  The way we look at it, Anthony, and it’s a very good question, is we’ve already captured the majority of the ISR amenable assets in New Mexico, in this district.  Now, that’s not all.  There are certainly some other good assets out there and there are some other companies trying to do things with those and we’ll always keep that in mind as part of our consolidation strategy, but we have been known as an ISR company, because of our production in Texas, and yet, the realty of our asset basket pre this acquisition was still about 60/40, 60% conventional, 40% ISR.  Because we were held up on the permitting for so many years and now we have all our necessary permits to go forward on Churchrock and Crownpoint, we need to begin to think about that next step, and that is the conventional assets in that district.  Because it takes a good five years to develop these projects, we wanted to get a leg-up by trying to go after a group of assets that had been well managed and move forward.  That would be the assets of Neutron, as opposed to our Roco Honda assets near the Ambrosia Lake properties that they have, which haven’t been advanced as far, because we were working and solely concentrating on ISR.  So, it’s not a shift in focus.  Priority one, get the production up at Churchrock/Crownpoint ISR - cheaper capital to get in, lower costs to produce - and get it out.  But in terms of the pricing expectation, when that price returns to a $75 price, which is what we think it’s going to take to get conventional pounds out of the ground at a profit, we want to be prepared to have that in our pipeline, and because you have five-year lead times to be able to do that, we’re taking a leg-up in this acquisition by getting projects that are already in the permit cycle.

Anthony Young:  Okay, fair enough.  You talked about $75 for conventional.  What do you view as the price that’s needed for you to make investments in ISR?

Donald Ewigleben: We’re there right now.  At a $52 pricing, there is a rate of return that still makes sense on ISR.  It is all in the question of your production costs.  Until it becomes public, I can’t go into the details, but in the case of our feasibility study, we’re comfortable about where we’re going to be in ISR in New Mexico at the start of the production at the end of 2013.  In terms of long-term pricing, it isn’t quite the delta that we’d like to see between short term and long term, so we have been reluctant to lock in long-term pricing on our projects at this point.  Those opportunities exist.  We know that some of our competitors have done that in some locations, but we would like to see a price higher than $62 or $63 for long term before we lock in any long-term pricing.

Anthony Young:  In Texas, you don’t have to give me a specific number, but would you need to see a price somewhere between $52 and $75 to restart some of those assets?

Donald Ewigleben:  Certainly north of $50.  The work is being done as we speak on a pre-feasibility for additional production in Texas.  The reason I say that is we still hold, roughly speaking, about a million pounds in the resource, so recoverable, somewhere in the neighborhood of 650,000 to 750,000, but that is the lower end of what we’ve already produced.  So, we’re looking at some additional assets, and I think you are aware, as others are, we have a joint venture looking at a large play for exploration, but we’re thinking about near-term production from near-term properties, and that does require some investment to finalize land position and finalize permitting.  Our pre-feasibility will talk about the necessary activities and capital to get to production in Texas.  We also have existing contracts for most of those properties.  Those contracts do not involve the Los Finados exploration joint venture, but we’ll be looking at those contracts because they impact the regular pricing.  That’s why I say north of $50.  It largely depends on how those numbers roll in with the additional resource that we would bring to bear.  We do have the two processing facilities, and one of the things that we’re doing this year is we are improving and maintaining those facilities to go back into production.  We’re in maintenance and preparation mode, if you will, in Texas to get to production.  If we get something significantly greater than $50, we could be in production fairly quickly, because we are fully permitted and we still have the operating team there in place.

Anthony Young:  Okay, and congratulations on the acquisition and thanks for the questions.

Donald Ewigleben:  Thanks, Anthony.

Operator:  Our next question comes from the line of David Snow of Energy Equities.  Please proceed with your question.

David Snow:  Just to follow up on that last question, were you talking about adding additional nearby resources to what you have already in the 600 to 750 thousand pounds?

Donald Ewigleben:  We would, David.  What we know, at this point, is there are some areas that we have land control, but we don’t have permitting.  There are some areas within our permit boundaries where we don’t have land control.  What we would want to do is optimize the existing resource with any close-in resource areas that we could get back to production, and it’s all about, as Anthony just pointed out, at what price.

David Snow:  Is this part of what the $10 million raised would go for?

Donald Ewigleben:  No.  At this stage of the game, the additional $10 million that is coming in from RCF is to be used for two primary purposes.  One is continue development of activities towards production at Churchrock and Crownpoint, and the second, and still very important, is the continued development of the Cebolleta and Juan Tafoya projects that Neutron has.  So, between now and the closing of this transaction, we will be actually advancing funds to Neutron to ensure that those activities go forward.  That was part of the arrangement that we’ve created.  We did not want to have the activities that they’ve been working on at Neutron stopped in the course of this process because of their lack of funding.  It’s important for us that they keep on schedule and that we can get to production sooner out of the conventional side if they maintain their projects, so we’ll be doing some interim funding, and that was part of the $10 million tranche that RCF is providing.

David Snow:  Is that mainly for keeping the permitting process going?

Donald Ewigleben:  It is primarily permitting at this point, because there won’t be any drilling going on during this period, but there is also engineering work that is continuing on by the Neutron staff.

David Snow:  Would the part that would go for your Crownpoint be for the ISR project?

Donald Ewigleben:  It would go towards general capital needs, primarily for development in New Mexico; however, having said that, I mentioned earlier that in our budget we want to have the ability, if you will, to turn the spigot back on in Texas just as soon as we can, so, we are using some general capital funds in the 2012 budget for these maintenance activities, to ensure that we’re raring to go as soon as we can on the Texas front.

David Snow:  On the liquidity front, do you need to raise more for the ISR completion?

Donald Ewigleben:  Yes, sir.  Once we hit the public with the feasibility study, we will be looking at various opportunities to fund.  In the past, we’ve discussed publicly somewhere between $30-50 million would be needed to construct the entire project.  That’s not at one sitting, though.  That’s over the course of time to build the project.  I can tell you that the feasibility came back, and when we release the specifics, you’ll have it, but it is within that range.  We’re very comfortable where it is within that range.  That tells us that there are a lot of opportunities.  It is a certified 43-101 feasibility study by a third party, a qualified person.  That allows us to call it bankable.  Would we ever look at a debt setting?  We might.  We’ll look at whether or not that makes sense for the overall cost of capital for the mine life of 15 years plus, but we’ll also look at equity.  There’s also joint venture potential.  There are certainly interests that have been expressed to us for off-take agreements, but, as I mentioned earlier, we’re reluctant right now to do any long-term, off-take agreement with the prices being what they are.  It is our expectation that the prices this time next year will be higher.

David Snow:  Okay.  And then…apparently, during the cold winter in Europe, Germany restarted some of their closed reactors.  Do you think they’re going to keep them open or whether that was just a temporary maneuver; and, likewise, do you think the Japanese will go through an air-conditionless summer or turn some of theirs back on?

Donald Ewigleben:  Well, David, I’m not a very good prognosticator.  I don’t go to Las Vegas, and there’s a reason for that.  But there are three points that I look at from our strategic standpoint of trying to understand the market for the future.  First, as it relates to Germany, yes, there was a political movement that caused them to say they were not going to renew the licensing on those existing reactors.  In all of the demand forecasts, we had already assumed they were coming off line and would not have been included in the 2030 period, between now and 2030.  Then, secondly, they turned right around and bought power from the French, which is nuclear generated.  So, if the real political issue exists, it may have been somewhat of a reaction to Fukushima, and we do know that political winds change.  It wouldn’t surprise us at all if there is some change in policy about Germany going back to having some reactors continue on.

In the case of Japan, as I mentioned, there are people expressing interest in off-take agreements.  That would certainly include people in Japan.  Whether energy consortiums or utilities are doing that to fulfill existing need, it is our belief that they cannot maintain their particular industrial model without having the power supply necessary, and that has to include the continuation of reactors.  How many?  Still uncertain.  How long?  Even more uncertain.  But we are very confident that there will still be a market, and our market—and this is the third point—could be somewhat of a pure and simple market here in the U.S.  When you think about the 104 reactors here and the amount of pounds that they use versus the amount of pounds that we produce, the concept that we’re going to be producing, in our first full year of production, up to a million pounds under our license at Crownpoint and in the following years, when we prove commercial restoration, up to 3 million pounds, we’re going to be close to doubling the production in the U.S. for this country.  We want to be able to fulfill wherever there is a need and, if that’s in the domestic market, great; if it’s in the Asian market, fantastic.  It very well could be back in Germany or in the Balkans, who knows?  We clearly want to be positioned to be one of the largest domestic producers, call it a company with 150 million pounds some day, where we can talk about a long-term pipeline of projects, both ISR and conventional.

David Snow:  Is there still an issue about the DOE stockpile?

Donald Ewigleben:  That issue is still pending.  There have been a number of studies, as you know, developed by DOE to try and determine whether the HEU agreement truly impacts the economy.  There have been some limits discussed.  We’re less fussed these days about what they’re doing in the marketplace, because we think it’s already been absorbed for 2012 and 2013.  So, this is all about what happens for future purchasing beyond the HEU agreement.

David Snow:  And then one last question.  Do you have any update on your minimum bid requirement that was flagged by, I think, NASDAQ?

Donald Ewigleben:  Yes, and for the benefit of those who may not know, NASDAQ requires that you maintain $1.00 or above share price for 30 consecutive days, and any time you don’t, you get a notice.  We have six months to cure it.  It happened to us once before and we certainly came back up above a dollar.  Our expectation is that it will again, and, in fact, in the last several weeks it’s been averaging over a dollar.  You must have 10 consecutive business days of a dollar or more, and we’re not there yet.

Deborah Pawlowski:  Yes, we did actually hit nine days and then Bernanke did his thing.

Donald Ewigleben:  Yes, there are a lot of forces at work here, but we’re very confident that that is not an issue for us with the NASDAQ having discussed it in the past.  Our stock is a volatile stock, with high levels of volume.  We understand that, and the general place where we sit today, at around a dollar, is certainly far below what it needs to be.  It’s our job to show value to the markets by virtue of the things that we’re doing - bringing to production, acquisitions and such of this nature, but it is very undervalued, overall, in the sense that, if you have 101.4 million pounds and you’re adding pounds, you clearly need to have a market value that’s greater than $100 million where we sit today.  We’ll be looking to resolve that issue by having 10 consecutive days over a dollar some time here in the near future.

David Snow:  What is your liquidity currently?

Donald Ewigleben:  We are going to talk about that at next Friday’s quarterly call.

David Snow:  Okay.  Thank you.

Operator:  Our next question comes from George Walsh of Gilford Securities.  Please proceed with your question.

George Walsh:  Congratulations, Don, it’s quite a milestone event.

Donald Ewigleben:  Thank you, George.

George Walsh:  Just a quick question.  The $10 million that comes with the signing of the definitive agreement, is there a date on the signing of the definitive agreement?

Donald Ewigleben:  It was signed last night.

George Walsh:  Okay, so, you’ll be getting that money within the next 10 days; is that correct?

Donald Ewigleben:  Yes, sir.

George Walsh:  Just in theory, that’s regardless of whether the deal is finalized or not?

Donald Ewigleben:  That’s correct.  It’s one of the reasons we’re pleased at the way that this has unfolded, the point being that RCF is making an investment in URI with or without the closing of this transaction.  While we all certainly hope and believe that this transaction will close, there’s been a great deal of due diligence on both sides, but you still have to have shareholder votes.  There will be a prospectus and S-4, and we’ll explain to both sets of shareholders why this is a beneficial transaction for both groups, but the reality of it is RCF will have already invested in URI.  This is a very learned group of people who spend a great deal of time looking at mining projects, with a number of funds that they have invested in gold and copper and a variety of other things.  We could not be more pleased that this is a stamp of approval for the New Mexico district.

I also want to say that RMB had already made that decision many years ago.  Even before the difficult set of circumstances that forced Neutron to look for someone like to us to partner with, because of the inability to go to the market after Fukushima, we already had an RMB position, and look what they’re doing.  They’re converting their shares into URI, which means two quality firms that spend a lot of time looking at mining projects are now saying this is a district in which they want to invest.  It’s very positive for all of us.

George Walsh:  Yes, and it eliminates a lot of debt and all that stuff, like you’re saying.  How many employees are at Neutron currently?

Donald Ewigleben:  I don’t have that exact number, George.  Tom, I know you’re on the phone, and Matt, do you have that number?

Tom Ehrlich:  Yes, right now, they have between eight to ten people.

George Walsh:  Okay.

Donald Ewigleben:  As part of this interim funding discussion, we already brought over several of their technical people onto our staff as a way to provide some interim funding to them, and then we contracted back to do the same type of development work that they needed to do on their Juan Tafoya and Cebolleta projects.  Again, we want to ensure that that work activity continues to be maintained.  So, it was a way to lessen their personnel costs, but maintain the bench strength for the two combined companies at the end of the day.  I believe three or four people have already come across, so it’s lowered their number slightly, and we’re looking to try and have all of that talent absorbed into the new company and really make this a merger of two good companies.

George Walsh:  You mentioned that there were 3.8 million shares that were Neutron shareholders that are getting shares in URI.  Do you have any idea of the number of shareholders and how those shares are spread out?

Deborah Pawlowski:  The two primary shareholders hold something like almost 50%?

Donald Ewigleben:  The top two of the above 5% shareholders, as well as the officers and directors, have agreed that they would vote in favor of this transaction, and I believe that locked up about 44% of the overall shares of Neutron.  There will need to be, obviously, discussions between Neutron’s management and its shareholders.  They will have to have a shareholder vote.  So, they’ll use our S-4 and the general prospectus to discuss the rest.  You need, as I understand it, 50.01% for the approval.  We have a very, very high confidence level that will be the case, primarily because they have a limited number of shareholders overall and the next several shareholders down, when you get beyond the top two shareholders and the officers and directors, would take us over the 50% mark.

George Walsh:  Are the shareholders mostly management or is it outside investors?

Donald Ewigleben:  The bulk would be outside investment funds.  They do have a position in terms of officers and directors that is, I’ll just simply say, important.  I don’t want to go as far as saying significant.  Generally speaking, the management team has about 12 plus percent, so it’s important.  They have a shareholder with about 24% and another with about 5%.  Those make up the 44% that we know are in favor of the transaction.  Quite simply, I’m sure they’ll all look at this as a positive step in maintaining the momentum of their projects, just in the form of a new share denomination.  It’s certainly better than any other alternative that was facing the company, because of the indebtedness.  Then, when you look at the next couple of shareholders, they make up about 4% or below, so you’ll bring in a couple of those to get over that 50% hurdle.  Again, I’m pretty confident.  I won’t put words in the mouth of any of the persons at NEI management or their shareholders, but they’re confident and that makes us confident.  This is a story that, once they begin to realize what can happen in this district and the nature of what these two companies combined can be, we’re confident it’s going to be approved.

George Walsh:  Just as a kind of review, as you consolidate and gather assets, it increases the viability for joint ventures, as you amass more pounds in the ground.  Going forward, could you elaborate on how this changes the landscape for you in joint venture discussions?

Donald Ewigleben:  We still have to maintain our long-time position, which is we’re open to any discussion of a joint venture.  That’s because in the conventional mining side of this district, the high cost of capital for building large mines is so much greater.  We talked about between $30 and $50 million to build an ISR project.  It’s probably in the order of $250 to $350 million, depending upon whether you have one regional mill or, as we’ve been talking about, the possibility of one east of Mt. Taylor and one west, and the prices go down, but it’s all about economy of scale.  So if you can have a joint venture that would provide capital on a split basis and absorb the risk on a split basis, it certainly makes sense.  Moreover, we have a joint venture with a large uranium mining company.  It’s been very beneficial to us and we hope it’s been beneficial to them, as we’ve been developing the Los Finados project in Texas.  We’ve had a very positive experience with joint ventures.  We think what we bring to the table is beyond the ground knowledge for larger companies that bring capital to the table, but they also bring technical expertise that sometimes the junior mining companies and junior development companies, such as us, don’t have.  It’s been very rewarding for us in the joint venture so far and we’re going to look favorably on any other future joint ventures.

George Walsh:  Okay, great, and congratulations, Don, and thanks a lot.

Donald Ewigleben:  Thanks, George.

Operator:  Our next question comes from Peter Homans of Oppenheimer.  Please proceed with your question.

Peter Homans:  I apologize for forgetting to ask this one and a quarter question previously.  I’m confused about the numbers.  Do you know what the actual number of pounds coming off the market in 2013 from the HEU exploration will be?  I’ve heard different ranges.  I’ve also read on the NRC’s website that, although the HEU represents 20% to 30% of worldwide consumption, it represents 50% of U.S. consumption.  Do you know that?  Then, finally, who is RCF and are they sophisticated minerals, commodity, or best of all, uranium investors?

Donald Ewigleben:  Well, let me answer the last one first, simply because it’s much easier, and then I’ll have to show you my ignorance on the first question.  Resource Capital Fund, RCF, has been around for quite a few years.  A group of former investment bankers partnered with a number of mining engineers to develop a staff, which they said were going to have funds to strictly go into mining.  They’re typically long-term holders.  They pay very, very close attention to the details of the projects that they invest in.  In many cases, they actually have someone nominated to be on the Board.  Because they are long-term holders, they want to see all these projects get to production.  They believe the return on their investment will be when projects aren’t built just for the purpose of development and then flogged, to be sold to someone else, but how do we get them to production.  That’s why we’re so pleased to have them in the fold.

Peter Homans:  Sounds good.

Donald Ewigleben:  Peter, back on the HEU numbers…I don’t have them in front of me, but I will promise you this.  We have our quarterly conference call a week from today and we’ll pull out those numbers so we have them available then, and will try to clear up at least what we think is the present setting of the impact of the HEU on the quarterly sales in the U.S.

Peter Homans:  The thing that I can confirm is that, as of, I believe, November, on the NRC website, I specifically read that that HEU’s contribution to U.S. consumption was 50% of U.S. consumption.

Donald Ewigleben:  We’ll see what we can determine between that period and now, if any of that has changed.  This is always a moving target and there are many activities.  Just recently, Congress was looking at whether or not they were going to provide some additional support to USEC and use some funding from the sales of that material to take care of other clean-up sites.  That’s been a bit of a political discussion, and we’re not actively involved in that discussion, but we’re kind of watching it from afar,  Like I said earlier today, we’re of the belief that whatever it is, it’s already absorbed in the minds of those who are in the marketing positions and the buying positions at the utilities.

Peter Homans:   Right.

Donald Ewigleben:  So, we’re more concerned about what happens next year than this year as it relates to HEU.

Peter Homans:  Okay.  Thanks.

Operator:  Our next question comes from the line of George Walsh of Gilford Securities.  Please proceed with your question.

George Walsh:  Just to follow up with that, Don, as you mentioned, when and if this closes, how will the composition of the Board change, given the new investors, particularly RCF and RMB?

Donald Ewigleben:  We presently have a five-member Board, two executive Board members, the Chairman and myself, and three independents.  Our expectation is that we’ll be in the same range, two executives and maybe three or four independents.  We want to maintain, certainly, our majority of independence, and an RCF nominated person would come on as an independent.  Again, it’s a requirement that we add a person to do that and they’ll nominate somebody to be on there.  We have an AGM coming up in June and the best I can say is, between now and June, we’ll determine how to work on that.  I’d like to see that we’ve made that change effective as early as possible, so we have the available expertise of that additional director.  If we can do it by our AGM, we’re going to do that.

George Walsh:  If I’m not mistaken, the way you’ve laid it out, RCF will be the largest shareholder by far, correct?

Donald Ewigleben:  That is correct.  Previously, our largest shareholder was in the neighborhood of 6% to 7%.  This will be more than 20%.

George Walsh:  Right, okay.  Very good.  Thank you.

Donald Ewigleben:  Thanks, George.

Operator:  There are no more questions at this time.  I’d like to hand the floor back over to management for closing comments.

Donald Ewigleben:  Thanks, Luis, and thanks to all of you for asking good questions.  These are important times for us, for obvious reasons.  Any time that you have questions, you can contact the Company through the website or through Kei Advisors, our Investor Relations firm.  Mat Lueras, who manages our corporate affairs, is on this call today and he and I are always standing ready to answer your questions.

Overall, based on what I’ve just heard with the questions, we continue to see strong indications that the nuclear industry is rebounding.  The shock of the horrific tsunami that occurred in Japan just about a year ago, and the impact that it had on the Fukushima nuclear facility, is still lingering, but nuclear power planning around the world is still going on.  For example, the U.S. Nuclear Regulatory Commission recently issued a combined construction and operation license for a two-reactor plant in Georgia, and the U.S. nuclear generating capacity is expected to grow about 11% by 2035.  You’ve probably also seen the news that India’s power ministers just announced that it plans to have a 63,000 megawatt nuclear power generation capacity in the next 20 years, which analysts have estimated would raise their annual demand for uranium from its current 2.4 million pounds to around 40 million pounds by 2030.  So, clearly, it’s a level of demand that’s unmet by our current production forecast.  China continues its effort to build its nuclear facilities and develop fuel sources, so our expectation for increasing demand without a significant increase in production still exists.  Recognizing that those expectations for expanded nuclear power are ahead of uranium supply forecasts, it just bodes well for future uranium prices and the advancement of the combined portfolio to production of these two companies.   This acquisition helps to grow our position and asset base in this future upcoming industry.

Importantly, we also believe we are well positioned to continue to execute our own strategic plan, and this shows that.  We’re going to advance projects to production and we’re going to consolidate the uranium assets in this district, with the vision of being the leading uranium production company, not only in New Mexico, but in the U.S.  Not just because we want to be the biggest, but because we have to have economy of scale in this conventional marketplace to have a mill that makes sense, or now, with this opportunity, for a mill east of Mt. Taylor and a mill west of Mt. Taylor.  It even gives us greater optionality.  We could not be more excited about the acquisition.

I am very pleased with the way the NEI management team pushed their projects forward.  They have an excellent technical team.  We look forward to absorbing that group into the URI family, their projects, as well, and the relationships that they have in the marketplace and locale.  They have a very positive working relationship with the communities around them, and we want to expand on that.  We couldn’t be happier that they came to us at a time of need and there was a joint way, through RCF and RMB, to make this work.

Just as a reminder, we’ll be filing our 10-K on Friday, March 9th, and we’ll host a conference call and webcast to discuss the fourth quarter at 11:00 am Eastern Time on Friday, March 9th.  We hope to have you there. We can answer a few more questions with regard to the transaction, but we’ll be focused on 4Q and 2011 at that point.

Again, we say thanks for joining us today.  We’re so pleased to be working towards the closure of this transaction, and with NEI, RCF and RMB on board, it is a good day for URI and we think it’s going to be a great day for Neutron shareholders, as well.  Thanks, and have a great day.

Operator: This concludes today’s teleconference.  You may disconnect your lines at this time.  Thank you for your participation.

Filed by Uranium Resources, Inc.
(SEC file no. 0-17171)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

On May 10, 2012, Uranium Resources, Inc. (“URI”) posted a transcript, relating to its March 9, 2012 conference call regarding its fourth quarter and year end 2011 results, to its website.  The excerpts set out below are those portions of the transcript which relate to URI’s proposed acquisition of Neutron Energy, Inc. (“Neutron”).

In connection with the proposed merger, URI will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission (the “SEC”).  Stockholders are urged to read the registration statement and joint proxy statement/prospectus when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  The registration statement and joint proxy statement/prospectus, once available, as well as other filings containing information about URI and Neutron, can be obtained without charge at the SEC’s website (http://www.sec.gov) or by directing a request to URI:  Deborah K. Pawlowski, 716.843.3908, dpawlowski@keiadvisors.com.

URI and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of URI in connection with the proposed transaction.  Information about the directors and executive officers of URI is set forth in the proxy statement for URI’s 2012 annual meeting of shareholders, as filed with the SEC on April 30, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  Investors may obtain free copies of these documents as described above.

Uranium Resources, Inc. 2011 Fourth Quarter/Year End Teleconference and Webcast March 9, 2012

Operator:  Greetings and welcome to the Uranium Resources Incorporated Fourth Quarter and Year-end 2011 update conference call.  At this time, all participants are in a listen-only mode.  A brief question-and-answer session will follow the formal presentation.  If anyone should require operator assistance during the conference, please press star, zero on your telephone keypad.  As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Deborah Pawlowski, Investor Relations for Uranium Resources Incorporated.  Thank you Ms. Pawlowski; you may begin.

Deborah Pawlowski:  Thank you very much, Amelia, and good morning everyone. We certainly appreciate your time today and your interest in Uranium Resources.

On the call, I have with me President and CEO, Don Ewigleben, who will review the recent events of the last year, the great strides that we have made in 2011 and in the first part of this year, and what our focus and strategic initiatives are for the company as we move forward.  He’ll be joined by Tom Ehrlich, Chief Financial Officer, and Rick Van Horn, Senior Vice President of Operations and Exploration, whom by the way I should point out is in the boondoggles of New Mexico, so we may lose him off and on, but he’ll be with us to stay on the line, as well as Mark Pelizza, the Senior Vice President of Environment Safety and Public Affairs, and Mat Lueras, our Vice President of Corporate Development.

We’ll conclude the call with an opportunity for the questions and answers.  And if you don't have today's news release, it can be found on our website at www.uraniumresources.com.

As you are aware, we may make some forward-looking statements during the formal presentation and Q&A portion of this teleconference.  Those statements apply to future events, which are subject to risks and uncertainties, as well as other factors that could cause the actual results to differ materially from where we are today.  These factors are outlined in the news release, as well as in documents filed by the company with the Securities and Exchange Commission.  You can find those on our website, where we regularly post information about the company, as well as on the SEC's website at sec.gov.  So please review our forward-looking statements in conjunction with these precautionary factors.

With that, I’d like to turn the call over to Don to begin the discussion.  Don?

Donald Ewigleben:  […] I’ll move back for just a moment and talk a little bit about our Neutron Energy acquisition announcement from last week.  For those of you who didn’t see our announcement, we signed a definitive agreement to acquire Neutron Energy, a privately held uranium exploration and development company, with significant assets located in the Grants Mineral Belt of New Mexico.  We also executed a financing agreement in conjunction with the transaction.  This would represent the first major consolidation in New Mexico and will position URI as one of the largest uranium development companies in the U.S.  The acquisition would add 18.6 million tons of mineralized material at a weighted average grade of 0.15%.  The combined companies will have more than 206,000 acres of uranium holdings.  The merger agreement has been unanimously approved by the Board of Directors of both URI and Neutron and is subject to shareholder approval and is expected to close no later than the third quarter of 2012….

With that overview, the management team is available to answer your questions.  Amelia, if you would help us with those questions, please?

Operator:  Thank you. We will now be conducting a question-and-answer session.  If you would like to ask a question, please press star, one on your telephone keypad.  A confirmation tone will indicate that your line is in the question queue.  You may press star, two, if you would like to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.  One moment, please, while we poll for questions.

Our first question comes from the line of David Snow from Energy Equities.

David Snow:  First of all, last week, you folks were able to send over a little breakout of the Neutron acquisition and it had a grade of 0.143%.  Today, it has a grade of 0.15%.  Which is accurate?

Donald Ewigleben:  The 0.15% is accurate, David.  We’ve been evaluating the numbers and, you remember, we’re talking about average grade here across all of them.  The Cebolleta property is 11.2 million tons of mineralized material at a weighted average grade of about 0.14% U308.  The Juan Tafoya property is 4.2 million tons of mineralized material at a weighted average grade of 0.15% U308.  Ambrosia Lake is 3.2 million tons of mineralized material at a grade of around 0.15% U308 and the general average actually is closer to 0.15% than 0.14%.  That’s the only difference.

Deborah Pawlowski: Yes, David. The difference was in the third decimal place, a 3 or a 5.

David Snow:  At the third decimal place?

Deborah Pawlowski:  At the third, yes. It was the rounding.

Donald Ewigleben:  The numbers that you have are still accurate.

David Snow:  Is the Neutron material 43-101 compliant, or historical, or what is their status?

Donald Ewigleben:  Rick, are you available to answer that question?

Rick Van Horn:  Yes, I am.  David, the resources that we have there are not 43-101 compliant.  They are historical reserves for the most part and have been reworked by the Neutron staff, who has done an excellent job of taking the known data and working it up into block diagrams similar to the oil reserve.

Operator:   Once again, if you’d like to ask a question, please press star, one on your telephone keypad.  Our next question comes from George Walsh of Gilford Securities.

George Walsh:  Don, do you have any data as regards the cash burn of Neutron Energy historically?

Donald Ewigleben:  We have reviewed that information.  It would be inappropriate for us to release it under our confidentiality agreement, but George, we do have an arrangement under the merger agreement to provide interim funding until close, with an approved budget that all the parties agreed to.  Neutron Energy will be working under that approved budget, so we do understand the expenditures going forward.

George Walsh:  So we won’t see that data until the closing and then going forward with the pro forma?

Donald Ewigleben:  It will be as appropriately provided.  What I mean by that is we’re back in the reviewing session, if you will, about what they’ve done.  You heard Rick mention that the work done by the Neutron staff was really stupendous work.  In all of the activities where we’ve been looking at various other assets, these projects were probably brought forward from a development standpoint more than any others that we had seen.  There is a great deal of detail that needs to be reviewed, so what we’ll be doing over the course of the time between now and closure of the deal is working with their technical staff to determine how they got to where they did and with what expenditures.  One of the things we did notice is that they had strong technical staff for doing certain things, but needed to go outside for consultants for some other things.  We typically have fewer consulting activities on the outside, so the budgets are less relevant as much as the actual review going forward.

George Walsh:  Given the $10 million you expect to close on here, do you expect less reliance on the at-the-market sales agreement?

Donald Ewigleben:  At this stage of the game, it is not being used.  It was used at a particular time to support the functional needs to get to the transaction we just announced with Neutron.  We don’t have that need today and, while it is available to us, there are no immediate reasons to go back to the market at this point, having the available cash necessary to meet our budget, as well as a Neutron funding budget between now and closure.  That said, market conditions can change, and it is a tool and nothing more than a tool and we will be very judicious about how we use it.  We only put it in place for the purpose of having the funding that we needed to move forward and do the due diligence on this transaction at a time when we weren’t going to be able to go to the markets.  That’s why we raised the $1.8 million to meet those needs.

George Walsh:  And that 143 million shares that you mentioned on the previous call, which would be the post deal number of shares outstanding, I guess that includes the at market sales that were done in November and January?

Donald Ewigleben:  It does.

George Walsh:  All right.  Thanks a lot.

Donald Ewigleben:  Thank you, George.

Operator:  We have another question from the line of David Snow from Energy Equities.

David Snow:  Was the Neutron reserves measured and indicated?

Donald Ewigleben:   Rick?

Rick Van Horn:  Yes, they are.

David Snow:  Oh, they are, so you are in the—

Rick Van Horn:  We are not allowed to report inferred reserves.

David Snow:  Pardon me?

Rick Van Horn:  We are not allowed to report inferred reserves.

David Snow:  So they are really on same quality as your own reported reserves?

Rick Van Horn:  Yes, they are.

[…]